Form SBSE-A Amendment

Filing Date: December 07, 2023

Summary of Changes:

1. Upload of a new MBL 7R to include an update to an existing disclosure (DMP 19232). This disclosure status is now final.
2. Schedule B, Section II, Item 13A: Addition of British Telecommunications plc arrangement.
    a. In Documents, please also see the upload of "ScheduleBAdditional" that includes the description of the nature of the arrangement with respect to books and records.
3. Schedule B, Section II, Item 13A: Termination of PageUp People Limited arrangement.
    a. In Documents, please also see the upload of "ScheduleBAdditional."
4. Schedule B, Section II, Item 15: Addition of Macquarie B.H. Pty. Ltd. as a firm that directly/indirectly finances MBL.
    a. In Documents, please see upload of "ScheduleBAddtional" which includes a description of the method and amount of financing.